UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405




June 1, 2005


Mr. Sam K. Reed
Chief Executive Officer
TreeHouse Foods, Inc.
c/o Dean Foods Company
2515 McKinney Avenue, Suite 1200
Dallas, Texas 75201

RE:		TreeHouse Foods, Inc.
		Form 10 filed May 13, 2005
		File No. 1-32504



Dear Mr. Reed:

      We have limited our review of the above filing to legal disclosure issues, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10 / Preliminary Information Statement

The Distribution, page 21

1. Expand the second and third paragraphs to provide more detail as to why Dean Foods was unable to reach acceptable terms with the publicly traded food manufacturer and the substance of inquiries received from
"various prospective purchasers." Please see our comment number 3 in our letter of April 29, 2005.

2. Clarify the position and relationship of Mr. Engles and Mr.
Reed to
Dean Foods and the Specialty Foods Group at the time that Mr. Engles contacted Mr. Reed as cited in the fourth paragraph. Please be more specific about what you mean by Mr. Reed`s "management team." Are they the same as the "management investors"?

3. Expand the discussion in the fourth paragraph in the fourth paragraph to quantify, and describe the terms of, the equity investment to be made by Mr. Reed and the other management investors and indicate the extent of their equity holding as a result.

4. Expand the bullets at the end of the fourth paragraph to quantify, where possible, or otherwise explain, each point.

5. Expand the fifth paragraph to provide a reasonably detailed summary of the Board`s evaluation of the proposed transaction at its January
26, 2005 meeting. Address any alternatives and quantitative analyses considered by the Board in approving the transaction.

6. Tell us the nature of the advice provided by Merrill Lynch.

7. Identify the compensation consultant engaged by Dean Foods.

8. We hereby reissue comment 16, which requests that you make clear which conditions have been satisfied.

Management, page 71

9. Provide us with consents from Messrs. Bayly and Smith to being named as directors.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

   Direct questions relating to disclosure issues to Carmen
Moncada-
Terry at (202) 551-3687 or, in her absence, to Timothy Levenberg, Special Counsel, at (202) 551-3707. Direct any correspondence to us at the following ZIP Code: 20549-0405.

      Sincerely,



									H. Roger Schwall
									Assistant Director

cc:       Ms. Catherine Brown (via facsimile)
           Wilmer Cutler Pickering Hale and Dorr LLP
            (202) 663-6363

      C. Moncada-Terry
	T. Levenberg
TreeHouse Foods, Inc.
June 1, 2005
page 2